E GLOBAL MARKETING INC.
1730 62nd Street
Brooklyn, New York 11204
Telephone: 718- 755-0943

March 17, 2009

BY EDGAR AND
FACSIMILE (202) 772-9368

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-7010 Attention: Mr. Christopher Chase, Esq.

Re:	E Global Marketing, Inc. Registration Statement on Form S-1 Filed on December 31, 2008 File Number 333-156531

Dear Mr. Chase:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), E Global Marketing, Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 5:00pm on March 19, 2009, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.           The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Very truly yours,

E GLOBAL MARKETING INC.

By: /s/ Patrick Giordano
Name: Patrick Giordano
Title: President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director (Principal Executive, Financial and Accounting Officer)

By: /s/ William Hayde Name: William Hayde Title: Secretary & Director